Exhibit 6.1

Transfer Agent Services Agreement

This Agreement for Transfer Agent Services (“Agreement”) is made and entered into as of August 29, 2024 (“Effective Date”) by and between Rialto Markets Transfer Services LLC, (“Transfer Agent”) and Old Glory Holding Company (“Client”), collectively (“the Parties”).

RECITALS

WHEREAS, Transfer Agent is an SEC-registered transfer agent in the business of maintaining stock ownership and transfer records for issuers, as well as other related shareholder services;

WHEREAS, Client wishes to utilize the services of Transfer Agent for the purpose of making standard Transfer Agent services available to its investors

NOW, THEREFORE, in consideration of the mutual promises herein contained, the parties hereto hereby agree as follows:

1.	APPOINTMENT OF AGENT

Upon the execution of this Agreement by both parties, the Client hereby appoints the Transfer Agent to provide certain shareholder services, as described in Exhibit B.

2.	FEES AND DOCUMENTATION BY SERVICE VENDOR

Prior to Transfer Agent beginning work as described in this agreement, the Client must deliver the following:

2.1.	Agreement: An executed copy of this Agreement;

2.2.	Payment: Payment in full of the agreed upon initiation fee, as described in Exhibit C and incorporated herein by this reference.

3.	COMPENSATION

The Parties agree that the fees and charges payable to the Transfer Agent for handling the assignment shall be as specified in Exhibit C hereby annexed. The Client agrees to pay all fees and charges payable to the Transfer Agent within thirty days of receipt of an invoice for said services, unless prior payment is specifically required by the Transfer Agent (as in the case of the setup fees). Any outstanding invoice aged in excess of sixty days is subject to 18% simple interest per annum, or the maximum interest rate as allowed by law. The Transfer Agent shall have a lien against all records to secure any amounts owed to the Transfer Agent. The Client agrees that the Transfer Agent may refuse to make any transfers of securities or perform any billable services until all past due amounts have been paid in full. The Transfer Agent’s fees may be increased from time to time at the sole discretion of the Transfer Agent, by providing prior thirty day written notice to the Client.

The Client shall reimburse the Transfer Agent for any and all expenses the Transfer Agent incurs on behalf of the Client, including but not limited to courier fees, certificate and supply expenses, lost holder search costs, mailing costs, compliance-related costs, attorney fees, etc.; provided, however, Transfer Agent shall obtain Client’s prior written consent before incurring aggregate expenses in excess of $100. In addition, the Client agrees to reimburse the Transfer Agent for any and all out of pocket expenses resulting from the Transfer Agent being served with a subpoena by a Federal or State agency or a request from one of said agencies, or any validly issued subpoena to which the Transfer Agent is required to respond, requesting that the Transfer Agent produce information or documents to said agency or party. Said expenses include, but are not limited to, travel expenses, copying charges, computer time, employee time, and attorney fees for counsel to the Transfer Agent.

4.	FUNCTIONS AND DUTIES OF TRANSFER AGENT

The Transfer Agent declares and undertakes that:

4.1.	It is registered with the Securities and Exchange Commission to act as a Stock Transfer Agent.

4.2.	It has not violated any of the conditions subject to which registration has been granted and that no disciplinary or other proceedings have been commenced by the SEC and that it is not debarred or suspended from carrying on its activities.

4.3.	It shall perform its duties with highest standards of integrity and fairness and shall act in an ethical manner in all its dealings with the Client and its Clients, their shareholders, etc..

4.4.	In case of change in regulations that it will make all necessary amendments to adhere to all relevant and current regulations.

The following activities shall form the Transfer Agent’s functions and responsibilities during the currency of this agreement:

4.5.	Maintain an electronic registry of the capital stock issuances of the Client

4.6.	Receive and log requests for transfer, split, consolidation, and issuance of duplicate certificates in lieu of misplaced/lost certificates.

4.7.	Issue and validate book-entry shares against request for transfer, consolidation, or split.

4.8.	Dispatch book-entry statement(s) to the presenter or recipient as designated by the presenter of the transfer within the mandatory time frames as set forth by the Securities and Exchange Commission.

4.9.	Manage correspondence regarding change of address, consolidation or split of certificates, non-receipt of share or debenture certificates, dividend or interest warrants, and other letters received from Client, its shareholders, the Securities and Exchange Commission, the Depository Trust Client, its participants, etc.

4.10.	Generate reports from time to time as relevant, needed, or requested during its work for the Client.

4.11.	Perform additional services as mutually agreed upon, including but not limited to:

4.11.1.	Paying agent services for dividends, distributions, or exchanges

4.11.2.	Share exchanges and other corporate actions

4.11.3.	Shareholder meeting administration and proxy tabulation

4.11.4.	Print and mail services

4.11.5.	Specialized reporting services

The Transfer Agent’s responsibility under this agreement will be restricted to the duties of the Transfer Agent as agreed to herein and the Transfer Agent will not in any way construed to be an agent of the Client in its other business in any manner whatsoever.

The Transfer Agent shall not during the term of this agreement or thereafter, either directly, or indirectly, for any reason whatsoever, divulge, disclose or make public any information whatsoever which may come to its knowledge during or as a result of its appointment as Transfer Agent of the Client and whether concerning the business, property, contracts, methods, transactions, dealings, affairs or members of the Client or otherwise, save in accordance with the performance of their duties hereunder or as required by Law.

5.	LIMITATION OF LIABILITY

The Transfer Agent shall use its best efforts to perform the duties assigned to it in terms of this agreement with the utmost care and efficiency. Transfer Agent shall ensure that adequate controls are established to ensure the accuracy of the reports furnished by it. Transfer Agent, shall however, not be responsible or liable for any direct or consequential omission or commission committed by the Transfer Agent in good faith or in absence of its negligence or breach of the terms of this agreement or due to reasons beyond the Transfer Agent’s reasonable control.

The Transfer Agent’s total aggregate liability relating to any services performed under this agreement (whether in contract or tort or under any other theory of liability) shall not exceed the amount paid or payable by the Client for those services giving rise to such claim.

The Transfer Agent shall not be responsible or held liable for delays or failures in performance resulting from acts beyond its control. Such acts shall include, but are not limited to, strikes, lockouts, riots, acts of war, epidemics, pandemics, governmental regulations, fire, communications line failures, power failures, earthquakes, or other natural or manmade disasters.

6.	CLIENT INDEMNITY

The Client agrees to hold Transfer Agent harmless and fully indemnify Transfer Agent, including attorney fees, for any claim or action brought by a third party that is based upon:

6.1.	Any paper or document that the Transfer Agent reasonably believed to be genuine and to have been signed by the proper person or persons;

6.2.	The Transfer Agent’s compliance with the written instructions of the Client or the Client’s counsel;

6.3.	The Transfer Agent’s duties and responsibilities on behalf of the Client and under this Agreement, unless such action or claim is based on the willful misconduct or reckless conduct of the Transfer Agent; or

6.4.	Any and all actions, during the course of this Agreement, by the Client, its officers, directors or employees whose actions are negligent and cause Transfer Agent damages represented by the loss of time by its employees or actual monetary loss.

7.	RECORDS

The Transfer Agent shall maintain the following documents and records pertaining to transfer activities for Clients by way of hard copies and/or electronic means. These documents shall be made available for inspection by the Client at any reasonable time.

7.1.	Certified Shareholder List, Control Book, and Signature Cards of authorized signatories of the Client.

7.2.	Correspondence with the Client and shareholders, and other relevant documents pertaining to transfer activities.

7.3.	Records pertaining to shareholder correspondence, board resolutions passed by the Client authorizing the Transfer Agent to endorse the certificates and/or issue book-entry shares, and other documents on behalf of the Client.

7.4.	Electronic record containing all the data pertaining to shareholders and related transfer activities generated in the course of transfer agent activities.

These records shall be maintained as required by regulation.

8.	TERMINATION BY CLIENT

The Client may terminate this Agreement at any time and for any reason and remove Transfer Agent at any time by giving Transfer Agent ninety (90) days written notice of the termination of this Agreement. However, the Client understands all fees paid to the Transfer Agent are non-refundable.

9.	TERMINATION BY TRANSFER AGENT

The Transfer Agent may terminate this Agreement at any time and for any reason upon thirty (30) days written notice to the Client. Should the Transfer Agent terminate this Agreement, the Transfer Agent shall reimburse the Client any fees provided to the Transfer Agent, less any fees owed to the Transfer Agent prior to its termination. However, if this Agreement is being terminated for non-payment of fees, Transfer Agent may refuse to do any work for the Client during the thirty (30) day period unless it is paid in full all amounts owed.

10.	TERMINATION FOR NON-PAYMENT OF FEES AND ACCOUNT REINSTATEMENT

The Client must keep its account current at the Transfer Agent by paying all invoices on or before the due date. If the account becomes overdue in excess of 90 days, the Transfer Agent may terminate this Agreement and the account will be reinstated only once the entire amount due is paid.

11.	ASSIGNMENT

This Agreement may not be assigned by either party without the express written consent of the other party.

12.	MODIFICATION

No change, modification, addition, or amendment to this Agreement shall be valid unless in writing and signed by all parties hereto.

13.	NO INTERPRETATION AGAINST DRAFTER

This Agreement has been negotiated at arm’s length between persons sophisticated and knowledgeable in these types of matters. In addition, each party has been represented by experienced and knowledgeable legal counsel, or had the opportunity to consult such counsel. Accordingly, any normal rule of construction or legal decision that would require a court to resolve any ambiguities against the drafting party is hereby waived and shall not apply in interpreting this Agreement.

14.	VENUE AND GOVERNING LAW

Venue for all proceedings in connection with this Agreement shall be the State of New York, and all aspects of this Agreement shall be governed by the internal laws of the State of New York.

15.	Severability

In the event any term or provision of this Agreement be determined by appropriate judicial authority to be illegal or otherwise invalid, such provision shall be given its nearest legal meaning or be construed as deleted as such authority determines, and the remainder of this Agreement shall be construed to be in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the Effective Date listed above.

“Transfer Agent”		“Client”
Old Glory Holding Company
/s/ Shair Noonan
	Rialto Markets Transfer Services, LLC	By:	/s/ Michael P. Ring
By:	Shari Noonan		Michael P. Ring
Title:	Chief Executive Officer		President and CEO

Exhibit B

Shareholder Services

●	Issue, transfer, cancel shares

●	Maintain master securityholder file for issuer clients

●	Provide customer service to issuers and shareholders by phone, email, mail, and similar means

●	Maintain and generate necessary transfer agent reports and logs

●	Assist in the filing of Forms TA-1 and TA-2 as necessary

Exhibit C

Fee Schedule

One-Time Initiation Fee	$7,500 – payable upon obtaining a No Objection Letter

Monthly Maintenance Fee*

$300 per issuer with less than 500 shareholders

$600 per issuer with 501-1000 shareholders

$900 per issuer with 1001-1500 shareholders

$1,200 per issuer with 1501-2000 shareholders

$0.60 for each additional shareholder over 2000, up to a maximum amount of $6,000 per month, regardless of number of shareholders.**

Reimbursable out of pocket expenses (if any)	At cost
Assistance with SEC Compliance (file Forms TA-1 or TA-2, assist with routine SEC examination, etc.)	as mutually agreed upon
Other projects and services***	As mutually agreed upon

*Monthly Maintenance Fee commences on the date of obtaining a No Objection Letter and is for an unlimited number of transfers by such shareholders.

**If this Agreement is still effective on the second anniversary of the date hereof, then the parties will agree to negotiate in good faith about an increase in the monthly maximum amount.

***Additional fees for, including but not limited to, tokenization, gas fees, dividends, etc. would be charged as they arise.